UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2015

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Criteo S.A. (the “Company”) hereby announces that, at the combined ordinary and extraordinary meeting of shareholders held on June 23, 2015, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the below Agenda, with the exception of the 16th proposal (to approve a delegation of authority to be granted to the Board of Directors to increase the Company’s share capital by way of issuing shares and securities for the benefit of members of a Company savings plan). The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 51,710,420 ordinary shares of the Company, and 9,111,776 ordinary shares, representing in total 98.3% of the ordinary shares outstanding as of the meeting date, were voted at the meeting.

Criteo S.A. Agenda for the Combined Ordinary and Extraordinary Meeting of the Shareholders held on June 23, 2015

Ordinary Matters

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2014
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014
3.	Discharge (quitus) of the members of the board of directors and the Statutory Auditors for the performance of their duties for the fiscal year ended December 31, 2014
4.	Allocation of profits for the fiscal year ended December 31, 2014
5.	Approval of the agreements referred to in Articles L.225-38 et seq. of the French Commercial Code
6.	Renewal of the term of office of Mrs. Dana Evan as Director
7.	Renewal of the term of office of Mr. Hubert de Pesquidoux as Director
8.	Delegation of authority to the Board of Directors to execute a buyback of Company stock in accordance with Article L. 225-209-2 of the French Commercial Code

Extraordinary Matters

9.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
10.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, through a public offering, without shareholders’ preferential subscription rights
11.	Delegation of authority to the Board of Directors to increase the number of securities to be issued as a result of a share capital increase pursuant to the delegations in Resolutions 9 and 10, with or without shareholders’ preferential subscription rights
12.	Determination of the overall financial limits applicable to the issuances to be completed pursuant to the delegations in Resolutions 9 to 11
13.	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of premiums, reserves, profits, or any other amounts that may be capitalized
14.	Delegation of authority to the Board of Directors to reduce the Company’s share capital by cancelling shares as part of the authorization to the Board of Directors allowing the Company to buy back its own shares in accordance with the provisions of Article L.225-209-2 of the French Commercial Code

15.	Delegation of authority to the Board of Directors to issue and grant warrants (bons de souscription d’actions) for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
16.	Delegation of authority to the Board of Directors to increase the Company’s share capital by way of issuing shares and securities for the benefit of members of a Company savings plan (plan d'épargne d’entreprise)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: June 24, 2015	By:	/s/ Jean-Baptiste Rudelle
		Name:	Jean-Baptiste Rudelle
		Title:	Chief Executive Officer